

Sheila R. W. Copeland, Strategic Leadership, Doctoral Candidate. Sheila holds a certificate in special education (instructional aide), Associates degree in Administration, United States Community College of the Air Force, Bachelor degree in General Studies (Psychology) University of Nebraska, Master Science Degree (Administration) from Central Michigan University.

Sheila is a 30, year Disabled Veteran, she retired as the Superintendent from the 62nd Communications Squadron, United States Air Force in 2009, support over 12, 000 active duty, reserve, and civilians at McChord Air Force Base. She has a military career of 27 years. She has served as an advocate for various organizations in the state of Washington for 12 years. Her vocation and training includes Life Coaching, she has served as an Advocate for Domestic Violence and consulting to various organization in the community.

In addition to Sheila's professional career, she is a Life Member of Alpha Kappa Alpha Sorority and serves as the Washington State Connection Chairman. Sheila is certified as an Inspector General Investigator, in the complaints division.